FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For January 26, 2017

Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000

Edinburgh EH12 1HQ

_____________________________________________________

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__     Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____     No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-203157 and 333-203157-01) and to be a part thereof from the date which it was filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The Royal Bank of Scotland Group plc

Additional provision for US RMBS investigations and litigation

26 January 2017

The Royal Bank of Scotland Group plc (together with its subsidiaries, “RBS”) will announce its Full Year 2016 results on 24 February 2017. Subject to any increase being required by intervening developments, the Q4 2016 results will reflect the taking of a further £3.1bn ($3.8bn) provision in relation to various investigations and litigation matters relating to RBS's issuance and underwriting of US residential mortgage-backed securities (“RMBS”). This takes the total aggregate of such provisions to £6.7bn ($8.3bn) as at 31 December 2016. This further provision would have reduced RBS’s Tangible Net Asset Value (“TNAV”) per share at 30 September 2016 by 27p to 311p and RBS’s Q3 2016 CET1 capital ratio by 135bps to 13.6%. This provision does not directly impact the distributable reserves of The Royal Bank of Scotland Group plc.

RBS continues to cooperate with the US Department of Justice (“DOJ”) in its civil and criminal investigations of RMBS matters, and RBS considers it appropriate to take this provision now in relation to those investigations as well as other RMBS litigation matters. The duration and outcome of these investigations and other RMBS litigation matters remain uncertain, including in respect of whether settlements for all or any of such matters may be reached.

RBS emphasises that further substantial additional provisions and costs may be recognised and, depending on the final outcome, other adverse consequences may occur (see RBS’s existing market disclosures). The existing disclosures also provide further details of the US RMBS-related investigations by the DOJ and other agencies and bodies, including several state attorneys general, and various litigation matters.

Ross McEwan, RBS’s Chief Executive Officer, said:

“Putting our legacy litigation issues behind us, including those relating to RMBS, remains a key part of our strategy. It is our priority to seek the best outcome for our shareholders, customers and employees.”

Ross McEwan (Chief Executive Officer) and Ewen Stevenson (Chief Financial Officer) will host a conference call for investors and analysts at 8.00am UK time today. A replay of the call will be made available shortly afterwards. Only items relating to the above announcement will be discussed on the call; there will be no references and discussion relating to other matters and the Full Year 2016 results. Dial-in details for the call can be found below.

Dial-in details:

UK: 0800 694 8082

International: +44 (0) 1452 568 172

US: +1 866 966 8024

Conference ID: 60246489

Replay details:

UK FreeCall: 0800 953 1533

Std International: +44 (0)1452 550 000

USA FreeCall: +1 (866) 247 4222

Conference ID: 60246489

For further information, please contact:

Investor Relations

Alexander Holcroft

Head of Equity Investor Relations

+44 (0) 20 7672 1758

Matthew Richardson

Head of Fixed Income Investor Relations

+44 (0) 20 7678 1800

RBS Media Relations

+44 (0) 131 523 4205

Forward Looking Statements

This announcement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries’ regulatory capital position, risk-weighted assets, impairment losses and credit exposures under certain specified scenarios. In addition, forward-looking statements may include, without limitation, statements typically containing words such as "intends", "expects", "anticipates", "targets", "plans", "estimates" and words of similar import. These statements concern or may affect future matters, such as RBS's future economic results, business and capital plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS’s actual results are discussed in RBS's UK Annual Report and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

ENDS

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)
Date:	January 26, 2017	By:	/s/ Mark Stevens
			Name:	Mark Stevens
			Title:	Assistant Secretary